

Mail Stop 3720

May 12, 2008

Via U.S. Mail and Fax (504) 729-1678

Thomas M. Kitchen
Senior Executive Vice President
  and Chief Financial Officer
Stewart Enterprises, Inc.
1333 South Clearview Parkway
Jefferson, Louisiana 70121

      Re: Stewart Enterprises, Inc.
          Form 10-K for the fiscal year ended October 31, 2007
          Filed December 21, 2007
          File No. 1-15449

Dear Mr. Kitchen:

      The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director